Contact

www.linkedin.com/in/stephanie-weagle-b24a76 (LinkedIn)

Top Skills

Marketing Automation
Lead Management
Channel Marketing

Stephanie Weagle

Chief Marketing Officer
Greater Boston

Summary

Chief Marketing Officer for Atakama, the pioneer in Multifactor Encryption

Atakama delivers unrivaled data protection by redefining the encryption landscape. Atakama's decentralized, multifactor approach to cryptographic key management protects organizations from data exfiltration. With Atakama, security practitioners and end-users alike realize true data protection and unimpeded business performance.

Proven Marketing Executive with over 18 years' experience transforming the way companies establish market leadership, increase sales pipeline, impact revenue, and reach new markets. Focused on driving innovative business strategies from ideation to implementation through go-to-market strategy, product marketing, demand generation, brand building, event marketing, customer experience and corporate communications. Proud to have an established history of substantial contributions to companies in high growth mode.

Core Competencies:

• Go-to-market strategies and marketing initiatives that accelerate growth
• Solution positioning and differentiation that increase market share
• Process improvements that remove obstacles
• Building and leading high-performing teams

Industry Experience:
Software • Cybersecurity • Network Management • End User Computing• Physical Security • Infrastructure and Security Software • Systems Integration • High Tech • Managed Security Services •SaaS• AI • IAM • Analytics

Experience

Atakama
Chief Marketing Officer
May 2022 - Present (5 months)
New York, United States

Atakama is the pioneer in multifactor encryption, enabling unrivaled data protection through distributed cryptographic key management. Organizations rely on Atakama to protect their most sensitive data, even when identity or rules-based access controls fail. Atakama removes the conventional trade-off between data security and accessibility to protect data, simplify the user experience, and visualize data usage and security trends. www.atakama.com

BriefCam
Chief Marketing Officer
February 2018 - May 2022 (4 years 4 months)

Corero Network Security
5 years 4 months

Vice President, Marketing
October 2016 - January 2018 (1 year 4 months)
Marlborough, Massachusetts

Senior Director, Marketing
May 2015 - October 2016 (1 year 6 months)
Hudson, MA

Director, Marketing
May 2014 - April 2015 (1 year)
Hudson, MA

Senior Manager, Marketing
October 2012 - April 2014 (1 year 7 months)
Hudson, MA

Lionbridge
Director, Demand Generation
May 2011 - October 2012 (1 year 6 months)

Responsible for identifying and defining targeted market segments for products and the creation, deployment and management of marketing campaigns to meet corporate business objectives.

Primary responsibility is to design global lead generation programs, including allocating budget, selecting targets and reach methods, designing offers and calls to action, setting individual program goals and measurement criteria. Working in partnership with product and industry marketing, sales teams and in country teams to create and implement lead generation programs.

Novell, Inc
Americas Field Marketing Manager
May 2008 - May 2011 (3 years 1 month)

Plan, execute, measure and optimize a combination of marketing programs which complement the global corporate strategy as well as support the objectives of various sales executives, directors and partner organizations.

Collaborate directly with field sales teams and inside sales representatives to ensure alignment on regional selling activities, messaging, execution and tracking of campaign success;

Develop, manage and execute demand generation programs including, but not limited to; webinars, appointment setting, executive seminars, direct mail campaigns, incentive
programs, regional tours, virtual events and tradeshows;

Manage/supervise lead conversion within the funnel from unqualified lead through to won/booked revenue;

Successfully plan and manage large program budgets

Tizor Systems
Senior Marketing Programs Specialist
January 2007 - May 2008 (1 year 5 months)

Define, create and manage lead generation programs; including email marketing, website content, white paper programs, online seminars, roundtable events, speaking opportunities, channel partner programs and road shows/tradeshows that successfully market and create
demand for the Tizor solution.

Executed direct marketing campaigns coupling online and offline touches to maximize quality demand generation;

Responsible for content creation and approval process for both budgeted and non-budgeted activities;

Accountable for tracking and analysis; reports delivered to senior management;

Created sales tools including sales presentations, white papers, website content, email templates, and call scripts for internal and external teams

IntelliCorp
Marketing Coordinator
May 2005 - January 2007 (1 year 9 months)

CGI Interactive
Multimedia Project Manager
March 2004 - May 2005 (1 year 3 months)

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Education

Franklin Pierce University
Bachelor's, Advertising/Marketing